UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-31706

PMA Companies, Inc.

 (Exact name of registrant as specified in its charter)

380 Sentry Parkway, Blue Bell, PA  19422, (610) 397-5298

   (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock

(Title of each class of securities covered by this Form)

4.25% Convertible Senior Debentures due 2022
 6.50% Senior Secured Convertible Debentures due 2022
8.50% Monthly Income Senior Notes due 2018

       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 PMA Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 12, 2010	By: /s/ Stephen L. Kibblehouse, Senior Vice President